
10012039



CAPITAL BANK
CORPORATION

2009 Annual Report


RECEIVED


CAPITAL BANK


CAPITAL BANK

Letter to the Shareholders

Dear Fellow Shareholders,

In last year's annual letter, we reported on our annual associate meeting that was held in early 2009. We shared that the theme of the meeting was turning "Chaos into Opportunity."

We have all read the headlines, the press releases, and wondered how many adjectives bankers could use to describe what has been the worst banking environment and the worst economic environment since the Great Depression. Even as we write those words, they seem melodramatic. Unfortunately, in 2009 it turned out to be the most accurate description.

Given the very strong headwinds throughout the year, your management team and board of directors took measures to cut costs where possible, without harming the long term future of the institution. All associates took a pay freeze, the 401k match was eliminated and we reduced the board size. We believed early in 2009 that we would begin to see a recovery in the end of the year and we kept our focus on growing core deposits and making sound loan decisions. We kept our eye closely on our capital position and hoped that we would be able to maintain the dividend on our common stock, but retaining capital continues to be of significant regulatory importance. Therefore, we were obligated to cut our dividend that was, and is, so very important to our shareholders.

During the latter half of 2009, we embarked on a mission to raise additional capital in a public stock offering. We set the goal high at $55 million dollars and took an aggressive approach to help the industry consolidate. At year end, we found the capital markets were not responding well to potential offerings coming from the community banking sector. That said, we remained well capitalized throughout 2009 while absorbing losses as some of our clients struggled to make their payments. Subsequently, we had a successful capital raise of $8.5 million in early 2010 and remain well capitalized by all standards. We believe this additional capital will allow us to continue to remain well capitalized throughout 2010 as we limit loan growth and remain focused on asset quality and core deposit growth.

We thank our customers and associates as we were very successful in bringing in new core deposits in the bank, and while we hated to see nonperforming assets increase to $50.2 million as of year end, our performance was much better than the majority of our peers.

At Capital Bank, we continue to invest in our infrastructure. We continue to concentrate on our clients' success, finding ways to help them through these difficult economic times. One of the most successful initiatives was our Buyer's Special Financing Program, which has helped our builders and developers sell to qualified homebuyers more than 108 homes across the state of North Carolina. This program continues to be a success and we have initiated another program that assists this sector of our client base with our Buyer's Construction/Perm Program, giving qualified buyers the ability to take advantage of affordable construction cost while we reduce the inventory of lots that are financed at Capital Bank. We believe that we will see the same success with this program—everyone wins! The homebuyer gets a great deal on the home of their dreams, our builder/developer clients have work and create jobs and Capital Bank's loan is repaid. It is simple and it works.

As we move forward in 2010, our focus continues on asset quality, core deposits and improving our capital position, so we can withstand any storm. We firmly believe that our 2010 plan will see us through almost any economic stalemate and we strive to do more than just survive. We are committed to seeking new opportunities so we may better serve our clients, our communities and our shareholders.

We would also like to thank those board members who retired from the board of directors in 2009 for their great service: Mr. J. Rex Thomas, Mr. James D. Moser, Jr., Mr. James A. Barnwell, Jr., Mr. Richard H. Shirley, Mr. James G. McClure, Jr., Mr. L. I. Cohen and Mr. Oscar A. Keller, Jr., the founder of Capital Bank. Mr. Keller continues his association with Capital Bank with the honored designation of director emeritus.

Thank you for your support during these unprecedented times. As we look forward, we remain optimistic that Capital Bank will not only endure, but prosper, and this year's theme is, "Setting the Pace." As shareholders, we clearly understand we work for you. We are located in one of the strongest and most desirable markets in the United States and as these markets begin to recover, we will be united with our communities to take advantage of the many opportunities that lie ahead. We believe that we have the right model, the right people and the right platform to deliver on the promise we have held forth: Shareholder and Customer first.



O.A. Keller III
Chairman of the Board



B. Grant Yarber
President and Chief Executive Officer

About Capital Bank

Raleigh-based Capital Bank continues to hold a solid position in the market, giving the 12-year-old bank a strong foundation from which to serve our customers. President and CEO B. Grant Yarber continues to be positioned as a spokesperson for successful community banks in interviews with regional to national business media including Fox Business News and News-Talk 680 WPTF.

Opening two new offices in 2009, the bank has a growing network of 32 branches across North Carolina with at least two more locations scheduled to open in 2010. Capital Bank continues to pride itself on being technologically savvy and innovative, while maintaining the focus on the community, making smart decisions for growth and being an active participant in leading the effort to end the recession.

Capital Bank developed two successful programs to stimulate the economy. The Capital Bank Mortgage Campaign and Buyer's Program was implemented in late 2009 as a focused effort to spur activity and assist customers during the difficult housing market. Capital Bank's special rate programs are a direct reflection of our commitment to customers and the community, helping buyers and builders alike.

Contributing to Capital Bank's strength is the ability to provide advice during consumers' life-changing decisions, whether deciding to start a business, contributing to a Health Savings Account (HSA) or securing the dream of home ownership.

In addition, a commitment to improving consumers' financial education continues to be a top priority. Unmatched customer attention, a wide array of services, coupled with an unwavering commitment to the community make Capital Bank a valued entity in the towns we serve.

As evidence, the Greater Raleigh Chamber of Commerce recently awarded Capital Bank with the Business Support of the Arts Award for contributions to the arts community in Raleigh and beyond. Additionally, the bank and our associates are avid supporters of pioneering breast cancer non-profit organizations Pretty In Pink and the Susan G. Komen Foundation. In the summer of 2009, President and CEO B. Grant Yarber was interviewed for a segment on the TODAY Show about the work of the Pretty In Pink Foundation in North Carolina. The young organization provides financial assistance to underinsured/uninsured breast cancer patients.

Also, for the fifth consecutive year, Capital Bank was involved in a major holiday season effort to collect warm winter clothing for families in need through the "Coats for the Children" campaign. The campaign once again produced extraordinary results in 2009 with support from Capital Bank's branch network.


Capital Bank

Growth in 2009

Two new locations have extended the Capital Bank family of branches to 32 across the state. The west Cary branch and the Holly Springs branch are positioned at either end of the busy N.C. Highway 55. For those commuting to Research Triangle Park or living southwest of Raleigh, Capital Bank has a branch within easy access.

Making a Difference in North Carolina

A historic mortgage campaign

A community bank relies on the growth of neighborhoods and movement within our markets. Capital Bank's Mortgage Campaign resulted in nearly 85 home sales worth more than $30 million.

The program was supported by a fully integrated advertising and marketing campaign utilizing print, television, radio, movie theater advertisements and public relations efforts. The campaign was also recognized for excellence by the Service Industry Advertising Awards and International MarCom Awards.


CAPITAL BANK
THE LAST TIME
MORTGAGE RATES
WERE THIS LOW,
Everyone Loved
Lucy!



Captain Patrick Brozowski wins Buyer's Program prize

At both new branch grand openings in 2009, Capital Bank offered new customers in Holly Springs and west Cary an opportunity to register for a chance to win $25,000 towards the purchase price of a home from our Buyer's Program. Qualified buyers were able to choose from select homes to receive a 3.95% APR 30-year fixed-rate mortgage.

The raffle winner was Captain Patrick Brozowski, a member of the North Carolina Army National Guard and former U.S. Marine. Capital Bank President and CEO B. Grant Yarber presented Captain Brozowski with his check on Veterans Day with news media in attendance.

Pretty In Pink/Susan G. Komen Foundation

Capital Bank Corporation and our associates continue to support two influential non-profit organizations advocating for breast cancer patients and research: Pretty In Pink and the Susan G. Komen Foundation. In addition to financial support, Capital Bank employees continue to take part in the annual Susan G. Komen Race for the Cure, working together to ensure quality care and to find cures.


CAPITAL BANK

Financial Highlights

As of and for the years ended December 31	2009	2008	2007	2006	2005
EARNINGS SUMMARY (thousands)					
Operating revenues*	$ 58,395	$ 53,597	$ 53,254	$ 55,818	$ 36,005
Net loss income	(6,816)	(55,684)	7,858	12,338	6,699
PER SHARE (dollars)					
Net loss income–basic	(0.80)	(4.94)	0.69	1.06	0.99
Net loss income–diluted	(0.80)	(4.94)	0.68	1.06	0.97
Dividends	0.32	0.32	0.32	0.24	0.24
Tangible book value	8.44	9.20	9.04	8.53	10.31
ENDING BALANCES (thousands)					
Total assets	1,734,668	1,654,232	1,517,603	1,422,384	960,906
Loans, net of unearned income	1,390,302	1,254,368	1,095,107	1,008,052	668,982
Deposits	1,377,965	1,315,314	1,098,698	1,055,209	698,480
Shareholders' equity	139,785	148,514	164,300	161,681	83,492
PERFORMANCE RATIOS					
Return on average assets	(0.40)%	(3.52)%	0.54%	0.91%	0.74%
Return on average equity	(4.62)%	(32.93)%	4.78%	7.64%	8.32%

**Net interest income plus noninterest income*
The financial information in this report should be reviewed in conjunction with Capital Bank Corporation's Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

The following graph compares the cumulative total shareholder return on the Company's common stock since the last trading day of 2004 with the cumulative return for the same period of: (i) the NASDAQ Composite Index; and (ii) the NASDAQ Bank Index, which is a broad-based capitalization-weighted index of domestic and foreign common stocks of banks that are traded on NASDAQ. The Company's common stock began trading on the NASDAQ SmallCap Market on December 18, 1997. As of April 1, 2002, the Company's common stock has been trading on the NASDAQ Global Select Market. The graph assumes an investment of $100 on the last trading day of 2004 in the Company's common stock and in each index and that all dividends, if any, were reinvested.

TOTAL RETURN PERFORMANCE



140
120
100
80
60
40
20
0
Index Value
Capital Bank Corporation
NASDAQ Composite
NASDAQ Bank Index
12/04
12/05
12/06
12/07
12/08
12/09

Index	12/04	12/05	12/06	12/07	12/08	12/09
Capital Bank Corporation	100.00	83.61	94.39	57.46	33.44	21.06
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
NASDAQ Bank Index	100.00	95.67	106.20	82.76	62.96	51.31

Consolidated Balance Sheets

(Dollars in thousands except per share data)	December 31, 2009	December 31, 2008
ASSETS		
Cash and due from banks:		
Interest earning	$ 4,511	$ 26,621
Noninterest earning	25,002	27,705
Federal funds sold and short-term investments	–	129
Total cash and cash equivalents	**29,513**	**54,455**
Investment securities:		
Investment securities–available for sale, at fair value	235,426	266,656
Investment securities–held to maturity, at amortized cost	3,676	5,194
Other investments	6,390	6,288
Total investment securities	**245,492**	**278,138**
Loans–net of unearned income and deferred fees	1,390,302	1,254,368
Allowance for loan losses	(26,081)	(14,795)
Net loans	**1,364,221**	**1,239,573**
Premises and equipment, net	23,756	24,640
Bank-owned life insurance	22,746	22,368
Deposit premium, net	2,711	3,857
Deferred income tax	12,096	9,342
Accrued interest receivable	6,590	6,225
Other assets	27,543	15,634
Total assets	**$ 1,734,668**	**$ 1,654,232**
LIABILITIES		
Deposits:		
Demand, noninterest bearing	$ 141,069	$ 125,281
Savings and interest bearing checking	204,042	173,711
Money market deposit accounts	184,146	212,780
Time deposits less than $100,000	507,348	509,231
Time deposits $100,000 and greater	341,360	294,311
Total deposits	**1,377,965**	**1,315,314**
Repurchase agreements and federal funds purchased	6,543	15,010
Borrowings	167,000	132,000
Subordinated debentures	30,930	30,930
Other liabilities	12,445	12,464
Total liabilities	**1,594,883**	**1,505,718**
SHAREHOLDERS' EQUITY		
Preferred stock, $1,000 par value; 100,000 shares authorized; 41,279 shares issued and outstanding (liquidation preference of $41,279)	40,127	39,839
Common stock, no par value; 50,000,000 authorized; 11,348,117 and 11,238,085 shares issued and outstanding	139,909	139,209
Accumulated deficit	(44,206)	(31,420)
Accumulated other comprehensive income	3,955	886
Total shareholders' equity	139,785	148,514
Total liabilities and shareholders' equity	**$ 1,734,668**	**$ 1,654,232**

Please see the complete set of consolidated financial statements and accompanying notes in Capital Bank Corporation's Annual Report on Form 10-K for the year ended December 31, 2009.

Consolidated Statements of Operations

(Dollars in thousands except per share data)	2009	2008	2007
INTEREST INCOME:			
Loans and loan fees	$ 70,178	$ 72,494	$ 82,066
Investment securities:			
Taxable interest income	9,849	8,935	7,731
Tax-exempt interest income	3,026	3,169	3,237
Dividends	46	294	451
Federal funds and other interest income	42	128	1,052
Total interest income	**83,141**	**85,020**	**94,537**
INTEREST EXPENSE:			
Deposits	28,037	33,042	39,700
Borrowings and repurchase agreements	6,226	9,382	10,723
Total interest expense	**34,263**	**42,424**	**50,423**
Net interest income	48,878	42,596	44,114
Provision for loan losses	23,064	3,876	3,606
Net interest income after provision for loan losses	**25,814**	**38,720**	**40,508**
NONINTEREST INCOME:			
Service charges and other fees	3,883	4,545	3,907
Bank card services	1,539	1,332	1,064
Mortgage origination and other loan fees	1,935	2,148	2,536
Brokerage fees	698	732	601
Bank-owned life insurance	1,830	952	841
Gain on sale of branch	-	374	-
Net gain (loss) on investment securities	103	249	(49)
Total other-than-temporary impairment losses	(1,082)	–	–
Portion of impairment losses recognized in other comprehensive loss	584	–	–
Net impairment losses recognized in earnings	(498)	–	–
Other	27	669	240
Total noninterest income	**9,517**	**11,001**	**9,140**
NONINTEREST EXPENSE:			
Salaries and employee benefits	22,112	20,951	19,416
Occupancy	5,630	4,458	4,897
Furniture and equipment	3,155	3,135	2,859
Data processing and telecommunications	2,317	2,135	1,637
Advertising and public relations	1,610	1,515	1,442
Office expenses	1,383	1,317	1,389
Professional fees	1,488	1,479	1,289
Business development and travel	1,244	1,393	1,217
Amortization of deposit premiums	1,146	1,037	1,198
Miscellaneous loan handling costs	1,356	848	743
Directors fees	1,418	1,044	683

(Dollars in thousands except per share data)	2009	2008	2007
FDIC deposit insurance	2,721	685	270
Goodwill impairment charge	–	65,191	–
Other	3,580	1,424	1,626
Total noninterest expense	**49,160**	**106,612**	**38,666**
Net (loss) income before tax (benefit) expense	(13,829)	(56,891)	10,982
Income tax (benefit) expense	(7,013)	(1,207)	3,124
Net (loss) income	$ **(6,816)**	$ **(55,684)**	$ **7,858**
Dividends and accretion on preferred stock	2,352	124	–
Net (loss) income attributable to common shareholders	$ (9,168)	$ (55,808)	$ 7,858
Earnings (loss) per share–basic	$ **(0.80)**	$ **(4.94)**	$ **0.69**
Earnings (loss) per share–diluted	$ **(0.80)**	$ **(4.94)**	$ **0.68**

Stock Market Information

Shares of Capital Bank Corporation common stock are traded on the NASDAQ Global Select Market under the symbol "CBKN."

Transfer Agent

Registrar and Transfer Company
10 Commerce Dr.
Cranford, NJ 07016
800.368.5948 | www.rtco.com

Dividend Reinvestment Plan

Capital Bank Corporation offers a Dividend Reinvestment and Stock Purchase Plan. For information, please contact Dividend Reinvestment Service at Registrar and Transfer Company at the above address.

Financial Information

To obtain financial information or additional copies of the Company's Annual Report on Form 10-K, please contact:

Michael Moore
Executive Vice President and Chief Financial Officer
Capital Bank Corporation
P.O. Box 18949
Raleigh, NC 27619-8949
919.645.6372

Information in this summary annual report contains forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the effects of future economic conditions, governmental fiscal and monetary policies, legislative and regulatory changes, the risks of changes in interest rates, and the effects of competition. Additional factors that could cause actual results to differ materially are discussed in Capital Bank Corporation's filings with the Securities and Exchange Commission, including without limitation its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Capital Bank Corporation does not undertake a duty to update any forward-looking statements in this summary annual report.

Capital Bank Leadership

Executive Team

B. Grant Yarber
President and
Chief Executive Officer

Michael Moore
Executive Vice President and
Chief Financial Officer

Mark Redmond
Executive Vice President and
Chief Credit Officer

David Morgan
Executive Vice President and
Chief Banking Officer

Ralph Edwards
Senior Vice President and
Technology and Operations
Executive Officer

Jennifer Benefield
Senior Vice President and
Chief Administrative Office

Teresa White
Senior Vice President and
Director of Human Resources

Roger Plott
Senior Vice President and
Commercial Services and
Marketing Executive

Board of Directors

O. A. Keller III
Chairman of the Board
Capital Bank Corporation
Chief Executive Officer
Earthtec of NC, Inc.

B. Grant Yarber
President and Chief Executive Officer
Capital Bank Corporation

Charles F. Atkins
President
Cam-L Corporation

John F. Grimes III
Partner
Budd Tire Company

Robert L. Jones
Chairman
Davidson & Jones Corporation

W. Carter Keller
Managing Member
Carolina Commercial
Contractors, LLC

Ernest A. Koury Jr.
Vice President
Carolina Hosiery Mills, Inc.

George R. Perkins III
President
Frontier Spinning Mills, Inc.

Don W. Perry
President
Lee Brick & Tile Company

Carl H. Ricker Jr.
President
Azalea Development
Management Co.

Samuel J. Wornom III
President and Chief Executive Officer
Nouveau Investments, Inc.

Locations

Triangle

Raleigh

Main Office and
Corporate Headquarters
333 Fayetteville St.
Raleigh, NC 27601
919.645.0868

4901 Glenwood Ave.
Raleigh, NC 27612
919.645.6449

4400 Falls of Neuse Rd.
Raleigh, NC 27609
919.878.3100

8816 Six Forks Rd.
Suite 101
Raleigh, NC 27615
919.861.2050

2127 Clark Ave.
Raleigh, NC 27605
919.828.7100

Cary

1201 Kildaire Farm Rd.
Cary, NC 27511
919.469.3779

7705 Carpenter Fire Station Rd.
Cary, NC 27519
919.459.4270

Clayton

12701 US Hwy. 70 West
Clayton, NC 27520
919.550.8200

Holly Springs

5070 Kentworth Dr.
Holly Springs, NC 27540
919.346.5490

Morrisville

9632 Chapel Hill Rd.
Morrisville, NC 27560
919.319.1049

Oxford

200 Williamsboro St.
Oxford, NC 27565
919.693.3991

Wake Forest

12217 Capital Blvd.
Wake Forest, NC 27587
919.453.5041

Zebulon

1260 N. Arendell Ave.
Zebulon, NC 27597
919.269.3040

Sandhills

Fayetteville

225 Green St.
Fayetteville, NC 28301
910.483.1131

929 S. McPherson
Church Rd.
Fayetteville, NC 28303
910.486.6664

4841 Ramsey St.
Fayetteville, NC 28311
910.630.6665

88 N. Fayetteville St.
Parkton, NC 28371
910.858.1990

Drive-Through ATM Locations

Bronco Square
Westwood Shopping Center
Sycamore Square

Pittsboro

37 Hillsboro St.
Pittsboro, NC 27312
919.545.5533

Sanford

Main Office
130 N. Steele St.
Sanford, NC 27330
919.775.4000

2800 Williams St.
Sanford, NC 27332
919.775.2800

2222 Jefferson Davis Hwy.
Sanford, NC 27332
919.774.0940

Siler City

300 E. Raleigh St.
Siler City, NC 27344
919.742.4186

Triad

Burlington

Main Office and
Operations Center
445 S. Main St.
Burlington, NC 27215
336.506.1606

3466 S. Church St.
Burlington, NC 27215
336.222.6745

503 Huffman Mill Rd.
Burlington, NC 27215
336.222.6780

Graham

227 S. Main St.
Graham, NC 27253
336.226.1198

Mebane

102 E. Washington St.
Mebane, NC 27302
919.563.5931

Western

Asheville

Main Office
1310 Hendersonville Rd.
Asheville, NC 28803
828.277.5001

11 N. Market St.
Asheville, NC 28801
828.277.4550
918 Merrimon Ave.
Asheville, NC 28804
828.250.8700

462 New Leicester Hwy.
Asheville, NC 28806
828.771.0202

Hickory

225 4th St. NW
Hickory, NC 28601
828.326.7222



CAPITAL BANK
CORPORATION

capitalbank-us.com | 800.308.3971



Equal Housing Lender

Member FDIC